Notice of Exempt Solicitation Pursuant to Rule 14a-103
Name of Registrant: Group 1 Automotive, Inc. (GPI)
Name of person relying on exemption: John Chevedden, Group 1 Automotive Shareholder since 2021
Address of persons relying on exemption: POB 2673, Redondo Beach, CA 90278

These written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. John Chevedden does not beneficially own more than $5 million of the class of subject securities, and this notice of exempt solicitation is therefore being provided on a voluntary basis.

This is not a solicitation of authority to vote your proxy.
Please DO NOT send me your proxy card; the shareholder is not able to vote your proxies, nor does this communication contemplate such an event.

The shareholder asks all shareholders to vote by following the procedural instructions provided in the proxy materials.

Vote for both Simple Majority Vote proposals, Proposals 4 and 5

The reason to vote for both Proposal 4 and 5 is that only Proposal 4 requires an 80% vote from all shares outstanding and a substantial number of Group 1 Automotive shares do not vote. Thus there is a risk that proposal 4 will fail to obtain an 80% vote from all shares outstanding.

Meanwhile Proposal 5 requires a 50.1% vote. It is important that at least one simple majority vote proposal be approved at the 2025 Group 1 Automotive annual meeting because the topic of Proposal 4 and 5 routinely obtains more than 90% support from the shareholders who vote at a wide range of companies.